Exhibit 99.1

FINANCIAL STATEMENTS OF INFRASTRUCTURE DEVELOPMENTS CORP.

January 1 through June 24, 2014

Infrastructure Developments Corp
Condensed Balance Sheets
(Unaudited)
	June 24,	December 31,
	2014	2013
ASSETS	(Unaudited)
Current assets:
Cash	$5,354	$2,946
Accounts Receivable	-	-
Other current assets	-	-

Total current assets	5,354	2,946
Property and Equipment (net)	-	-

Total Assets	$5,354	$2,946

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payables	-	-
Accrued expenses	106,334	92,884
Notes payable	30,035	22,185

Total current liabilities	136,369	115,069

Total liabilities	$136,369	$115,069

Stockholders' equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized
9,000,000 shares issued and outstanding	9,000	9,000
Common stock, $0.001 par value, 3,000,000,000 shares authorized;
653,774,657 shares issued	493,775	491,775
Additional paid-in capital	8,707,141	8,705,141
Retained earnings	(9,340,931)	(9,318,039)

Total stockholders' equity:	(131,015)	(112,123)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,354	$2,946

The accompanying notes are an integral part of these consolidated financial statements.

Infrastructure Developments Corp
Condensed Statements of Operations
(Unaudited)
	Three Months Ended June 24,		Six Months Ended June 24,
	2014	2013	2014	2013
Net revenues:

Revenue	$-	$-	$-	$-
Total net revenues	-	-	-	-

Cost of Sales	-	-	-	-

Gross Income	-	-	-	-
Operating expenses:
General, selling and administrative expenses	7,041	4,651	10,892	14,331
Salaries and wages	6,000	6,000	12,000	12,000

Total operating expenses	13,041	10,651	22,892	26,331

Income (loss) from operations	(13,041)	(10,651)	(22,892)	(26,331)

Other income (expense)
Interest income (expense)	-	-	-	14,979
Loss on Investment	-	(19,301)	-	(19,301)
Other income (expense)	-	-	-	-

Total other income (expense)	-	(19,301)	-	(4,322)

Income (loss) before income tax	(13,041)	(29,952)	(22,892)	(30,653)

Provision for income taxes	-		-	-

Net income (loss)	$(13,041)	$(29,952)	$(22,892)	$(30,653)

Basic income (loss) per share	$-	$-	$-	$-
Diluted income (loss) per share	$-	$-	$-	$-
Weighted average shares - Basic	547,107,990	471,774,657	520,107,990	471,774,657
Weighted average shares - Diluted	547,107,990	471,774,657	520,107,990	471,774,657

The accompanying notes are an integral part of these consolidated financial statements.

Infrastructure Developments Corp
Condensed Statements of Cash Flows
(Unaudited)
	For the Six Months Ended
	June 24,	June 30,
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net income ( loss)	$(22,892)	$(30,654)
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation and amortization	-	-
(Gain) Loss on investment	-	19,301

Changes in operating Assets and Liabilities:
Decrease (increase) in:
Accounts receivable	-	-
Prepaid Expenses	-	-
Other current assets	-	-
Increase (decrease) in:
Accounts Payable	-	(262,706)
Notes Payable	7,850
Accrued Expenses	13,450	6,041

Net Cash Provided (Used) in Operating Activities	(1,592)	(268,018)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	-	-
Repayment of related party payable	-	-

Net Cash Provided (Used) by Investing Activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of Long term debt	-	-
Increase in long term debt	-	-
Common stock issued for services	4,000	-
Proceeds from convertible debt	-	264,528

Net Cash Provided by Financing Activities	4,000	264,528

NET INCREASE IN CASH	2,408	(3,490)

CASH AT BEGINNING OF PERIOD	2,946	7,600

CASH AT END OF PERIOD	$5,354	$4,110

The accompanying notes are an integral part of these consolidated financial statements.